November 19, 2024

Jay Knoll
General Counsel
BARNES GROUP INC
123 Main Street
Bristol, Connecticut 06010

       Re: BARNES GROUP INC
           Preliminary Proxy Statement on Schedule 14A
           Filed on November 13, 2024
           File No. 001-04801
Dear Jay Knoll:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on November 13, 2024
General

1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-
       3 to your transaction. Your analysis should address the factors set forth in Sections
       201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-
       3, and Schedule 13E-3 Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 19, 2024
Page 2

       Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing